Hilton Group plc

03 APR 29 AM 7:21

COMPANIES ACT 1985 ("THE ACT")
DISCLOSURE OF INTERESTS IN SHARES

HILTON GROUP PLC ("THE COMPANY") HAS TODAY RECEIVED NOTIFICATION FROM BARCLAYS PLC PURSUANT TO PART VI OF THE ACT THAT IT NO LONGER HAS A NOTIFIABLE INTEREST IN THE ISSUED SHARE CAPITAL OF THE COMPANY.

Hilton Group plc

03 APR 29 AM 7:21

Ladbroke

Ref: 82-1571


PROCESSED
JUN 11 2003
THOMSON FINANCIAL

SUPPL

03022361

With Compliments

Maple Court, Central Park, Reeds Crescent, Watford, Hertfordshire WD24 4QQ
Telephone +44 (0)20 7856 8000 Fax +44 (0)20 7856 8001 www.hiltongroup.com


Hilton
Ladbrokes
LivingWell

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